Exhibit 99.2

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2017 and 2016
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at June 30,	As at March 31,
	Notes	2017	2017
ASSETS
Current Assets
Cash and cash equivalents	18	$74,300	$73,003
Short-term investments		27,751	23,466
Trade and other receivables		1,270	1,311
Inventories		9,344	8,710
Due from related parties	10	37	92
Prepaids and deposits		4,226	4,250
		116,928	110,832

Non-current Assets
Long-term prepaids and deposits		868	959
Reclamation deposits		5,139	5,054
Investment in an associate	3	8,486	8,517
Other investments	4	5,520	1,207
Plant and equipment	5	65,536	65,201
Mineral rights and properties	6	211,418	206,200
TOTAL ASSETS		$413,895	$397,970

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$26,383	$30,374
Deposits received		7,754	6,798
Income tax payable		2,138	2,985
		36,275	40,157
Non-current Liabilities
Deferred income tax liabilities		28,938	27,692
Environmental rehabilitation		12,486	12,186
Total Liabilities		77,699	80,035

Equity
Share capital		232,159	232,155
Share option reserve	7	13,727	13,325
Reserves		25,409	25,409
Accumulated other comprehensive loss	8	(45,222)	(50,419)
Retained earnings		51,909	42,651
Total equity attributable to the equity holders of the Company		277,982	263,121

Non-controlling interests	9	58,214	54,814
Total Equity		336,196	317,935

TOTAL LIABILITIES AND EQUITY		$413,895	$397,970
Commitments and contingencies	17

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended June 30,
	Notes	2017	2016

Sales	16(c)	$39,697	$35,271
Cost of sales
Production costs		14,109	14,153
Mineral resource taxes		1,111	411
Depreciation and amortization		4,472	4,963
		19,692	19,527
Gross profit		20,005	15,744

General and administrative	11	4,570	4,385
Government fees and other taxes	12	841	1,695
Foreign exchange loss		1,615	123
Loss on disposal of plant and equipment	5	170	264
Gain on disposal of NSR	4	(4,320)	-
Share of loss (income) in associate	3	244	(17)
Impairment of plant and equipment and mineral rights and properties		-	181
Other income		(181)	(40)
Income from operations		17,066	9,153

Finance income	13	574	431
Finance costs	13	(105)	(264)
Income before income taxes		17,535	9,320

Income tax expense	14	4,021	2,800
Net income		$13,514	$6,520

Attributable to:
Equity holders of the Company		$10,937	$4,674
Non-controlling interests	9	2,577	1,846
		$13,514	$6,520

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.07	$0.03
Diluted earnings per share		$0.06	$0.03
Weighted Average Number of Shares Outstanding - Basic		167,890,187	166,939,465
Weighted Average Number of Shares Outstanding - Diluted		169,784,602	169,819,527

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2017	2016

Net income		$13,514	$6,520
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		6,219	(7,642)
Share of other comprehensive loss in associate	3	(5)	(24)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	(194)	181
Other comprehensive income (loss), net of taxes		$6,020	$(7,485)
Attributable to:
Equity holders of the Company		$5,197	$(6,123)
Non-controlling interests	9	823	(1,362)
		$6,020	$(7,485)
Total comprehensive income (loss), net of taxes		$19,534	$(965)

Attributable to:
Equity holders of the Company		$16,134	$(1,449)
Non-controlling interests		3,400	484
		$19,534	$(965)

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2017	2016
Cash provided by
Operating activities
Net income		$13,514	$6,520
Add (deduct) items not affecting cash:
Finance costs	13	105	105
Depreciation, amortization and depletion		4,752	5,320
Share of loss (income) in associate	3	244	(17)
Gain on disposal of NSR	4	(4,320)	-
Impairment of plant and equipment and mineral rights and properties		-	181
Income tax expense	14	4,021	2,800
Finance income	13	(574)	(431)
Loss on disposal of plant and equipment	5	170	264
Share-based compensation	7	403	243
Income taxes (paid) recovered		(4,137)	91
Interest received		574	431
Interest paid		-	(51)
Changes in non-cash operating working capital	18	2,144	4,726
Net cash provided by operating activities		16,896	20,182

Investing activities
Mineral rights and properties
Capital expenditures		(5,911)	(5,020)
Plant and equipment
Additions		(1,211)	(2,384)
Proceeds on disposals	5	-	17
Reclamation deposit paid		(4)	(385)
Net purchases of short-term investments		(3,704)	(3,981)
Net cash used in investing activities		(10,830)	(11,753)

Financing activities
Non-controlling interests
Distribution	9	(4,891)	-
Cash dividends distributed	7(c)	(1,679)	-
Proceeds from issuance of common shares		3	215
Net cash (used in) provided by financing activities		(6,567)	215
Effect of exchange rate changes on cash and cash equivalents		1,798	(1,005)

Increase in cash and cash equivalents		1,297	7,639
Cash and cash equivalents, beginning of the period		73,003	41,963
Cash and cash equivalents, end of the period		$74,300	$49,602
Supplementary cash flow information	18

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other	Retained	Total equity attributable	Non-
		Number of		option		comprehensive	earnings	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	(deficit)	the Company	interests	Total equity
Balance, April 1, 2016		166,846,356	$230,933	$12,628	$25,409	$(35,994)	$562	$233,538	$53,021	$286,559
Options exercised		155,414	287	(72)	-	-	-	215	-	215
Share-based compensation		-	-	243	-	-	-	243	-	243
Comprehensive (loss) income		-	-	-	-	(6,123)	4,674	(1,449)	484	(965)
Balance, June 30, 2016		167,001,770	$231,220	$12,799	$25,409	$(42,117)	$5,236	$232,547	$53,505	$286,052
Options exercised		887,866	935	(246)	-	-	-	689	-	689
Share-based compensation		-	-	772	-	-	-	772	-	772
Dividends declared		-	-	-	-	-	(1,585)	(1,585)	-	(1,585)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(7,090)	(7,090)
Comprehensive (loss) income		-	-	-	-	(8,302)	39,000	30,698	8,399	39,097
Balance, March 31, 2017		167,889,636	$232,155	$13,325	$25,409	$(50,419)	$42,651	$263,121	$54,814	$317,935
Options exercised		2,387	4	(1)	-	-	-	3	-	3
Share-based compensation	7(b)	-	-	403	-	-	-	403	-	403
Dividends declared	7(c)	-	-	-	-	-	(1,679)	(1,679)	-	(1,679)
Comprehensive income		-	-	-	-	5,197	10,937	16,134	3,400	19,534
Balance, June 30, 2017		167,892,023	$232,159	$13,727	$25,409	$(45,222)	$51,909	$277,982	$58,214	$336,196

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and commencing May 15, 2017, on NYSE American Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

Operating results for the three months ended June 30, 2017, are not necessarily indicative of the results that may be expected for the year ending March 31, 2018.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2017. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2017 except for narrow scope amendments to IAS 7 – Statement of Cashflows and IAS 12 – Income Taxes which were effective in the current year. These amendments had no material impact on the Company’s financial statements.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on August 2, 2017.

(b) Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

	Proportion of ownership interest held
		Place of	June 30,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2017	2017	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM (ii)
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP (ii)
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")
(ii) Collectively as "Ying Mining District"

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers.

As at June 30, 2017, the Company owned 10,806,300 common shares (March 31, 2017 – 10,806,300) of NUAG, representing an ownership interest of 16.1% (March 31, 2017 – 16.1%).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company accounts for its investment in NUAG common shares using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG. The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2016	10,806,300	$3,133	$2,333
Share of net income		282
Share of other comprehensive loss		(12)
Impairment recovery		5,278
Foreign exchange impact		(164)
Balance, March 31, 2017	10,806,300	8,517	8,517
Share of net loss		(244)
Share of other comprehensive loss		(5)
Foreign exchange impact		218
Balance June 30 , 2017	10,806,300	$8,486	$8,744

Subsequent to period end on July 17, 2017, the Company purchased an additional 25,000,000 shares of NUAG through a private placement for a total consideration of $20 million. As a result, the Company owned 35,806,300 common shares of NUAG, representing ownership interest of 31.9%.

4.	OTHER INVESTMENTS

	June 30, 2017	March 31, 2017
Equity investments designated as FVTOCI
Publicly-traded companies	$5,520	$1,207

Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. As of June 30, 2017, none of the investments held by the Company represented more than 10% of the respective interest of investees.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The continuity of such investments is as follow:

		Accumulated fair value change
	Fair value	included in OCI
April 1, 2016	$287	$(6,429)
Change in fair value on equity investments designated as FVTOCI	196	196
Purchase of equity investments	782	-
Impact of foreign currency translation	(58)	-
March 31, 2017	$1,207	$(6,233)
Change in fair value on equity investments designated as FVTOCI	(194)	(194)
Equity investments received as consideration for disposal of NSR	4,320	-
Impact of foreign currency translation	187	-
June 30, 2017	$5,520	$(6,427)

On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2017, the transaction was closed and the Company received a total of 3,800,000 Maverix common shares valued at $4,320 (CAD$5.8 million) and recognized a gain of $4,320 on disposal of the NSR.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2016	$91,162	$6,442	$27,255	$7,103	$9,075	$141,037
Additions	1,748	215	850	300	1,656	4,769
Disposals	(267)	(323)	(321)	(837)	(3)	(1,751)
Reclassification of asset groups(1)	7,841	-	318	-	(8,159)	-
Impact of foreign currency translation	(6,000)	(370)	(1,750)	(435)	(426)	(8,981)
Balance as at March 31, 2017	$94,484	$5,964	$26,352	$6,131	$2,143	$135,074
Additions	73	74	287	128	267	829
Disposals	(144)	(15)	(108)	(176)	-	(443)
Reclassification of asset groups(1)	(48)	-	4	-	44	-
Impact of foreign currency translation	1,555	371	146	68	38	2,178
Ending balance as at June 30, 2017	$95,920	$6,394	$26,681	$6,151	$2,492	$137,638

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2016	$(42,658)	$(4,693)	$(17,177)	$(5,407)	$(57)	$(69,992)
Disposals	82	276	187	617	-	1,162
Depreciation and amortization	(2,893)	(507)	(1,674)	(480)	-	(5,554)
Impact of foreign currency translation	2,763	258	1,144	342	4	4,511
Balance as at March 31, 2017	$(42,706)	$(4,666)	$(17,520)	$(4,928)	$(53)	$(69,873)
Disposals	36	12	66	159	-	273
Depreciation and amortization	(764)	(101)	(402)	(93)	-	(1,360)
Impact of foreign currency translation	(695)	(80)	(288)	(78)	(1)	(1,142)
Ending balance as at June 30, 2017	$(44,129)	$(4,835)	$(18,144)	$(4,940)	$(54)	$(72,102)

Carrying amounts
Balance as at March 31, 2016	$51,778	$1,298	$8,832	$1,203	$2,090	$65,201
Ending balance as at June 30, 2017	$51,791	$1,559	$8,537	$1,211	$2,438	$65,536

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

Carrying amounts as at June 30, 2017	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$35,051	$2,517	$13,121	$1,102	$51,791
Office equipment	1,232	49	158	120	1,559
Machinery	5,592	361	2,584	-	8,537
Motor vehicles	1,152	39	20	-	1,211
Construction in progress	614	1,824	-	-	2,438
Total	$43,641	$4,790	$15,883	$1,222	$65,536

Carrying amounts as at March 31, 2017	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$35,078	$2,534	$13,087	$1,079	$51,778
Office equipment	1,009	51	160	78	1,298
Machinery	5,817	372	2,643	-	8,832
Motor vehicles	1,138	44	21	-	1,203
Construction in progress	255	1,831	4	-	2,090
Total	$43,297	$4,832	$15,915	$1,157	$65,201

During the three months ended June 30, 2017, certain plant and equipment were disposed for proceeds of $nil (three months ended June 30, 2016 - $17) and loss of $170 (three months ended June 30, 2016 – loss of $264).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2016	$232,127	$64,815	$109,478	$21,257	$179	$427,856
Capitalized expenditures	18,058	-	714	-	-	18,772
Mine right fee	1,337	-	-	-	-	1,337
Environmental rehabiliation	(1,448)	(101)	(57)	-	-	(1,606)
Foreign currecy translation impact	(15,227)	(968)	(6,933)	(1,351)	(5)	(24,484)
Balance as at March 31, 2017	$234,847	$63,746	$103,202	$19,906	$174	$421,875
Capitalized expenditures	5,243	-	131	-	-	5,374
Foreign currecy translation impact	3,824	226	1,664	318	5	6,037
Ending balance as at June 30, 2017	$243,914	$63,972	$104,997	$20,224	$179	$433,286

Impairment and accumulated depletion
Balance as at April 1, 2016	$(55,524)	$(57,386)	$(77,609)	$(21,257)	$-	$(211,776)
Impairment loss	-	-	-	-	(181)	(181)
Depletion	(12,457)	-	(1,869)	-	-	(14,326)
Foreign currecy translation impact	3,824	495	4,931	1,351	7	10,608
Balance as at March 31, 2017	$(64,157)	$(56,891)	$(74,547)	$(19,906)	$(174)	$(215,675)
Depletion	(3,021)	-	(461)	-	-	(3,482)
Foreign currecy translation impact	(1,062)	(116)	(1,210)	(318)	(5)	(2,711)
Ending balance as at June 30, 2017	$(68,240)	$(57,007)	$(76,218)	$(20,224)	$(179)	$(221,868)

Carrying amounts
Balance as at March 31, 2017	$170,690	$6,855	$28,655	$-	$-	$206,200
Ending balance as at June 30, 2017	$175,674	$6,965	$28,779	$-	$-	$211,418

7.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2017 were fully paid.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2016	9,174,025	$2.39
Options granted	1,173,000	3.77
Options exercised	(1,043,280)	1.13
Options forfeited	(847,238)	3.61
Options expired	(777,000)	8.92
Balance, March 31, 2017	7,679,507	$1.97
Options exercised	(2,387)	1.69
Options forfeited	(10,000)	3.63
Options expired	(141,000)	6.53
Balance, June 30, 2016	7,526,120	$1.88

For the three months ended June 30, 2017, a total of $403 (three months ended June 30, 2016 - $243) in share-based compensation expense was recognized and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at June 30, 2017:

					Weighted
		Weighted average		Number of	average
Exercise	Number of options	remaining	Weighted average	options	exercise
price in	outstanding at	contractual life	exercise price in	exercisable at	price in
CAD$	June 30, 2017	(Years)	CAD$	June 30,2017	CAD$
$0.66	3,116,080	1.50	$0.66	2,183,187	0.66
$1.43	1,521,802	2.92	$1.43	960,134	1.43
$1.75	378,375	1.91	$1.75	274,125	1.75
$1.76	247,865	2.29	$1.76	148,566	1.76
$2.98	132,937	1.56	$2.98	106,031	2.98
$3.25	168,375	0.92	$3.25	168,375	3.25
$3.41	266,124	1.20	$3.41	248,876	3.41
$3.63	990,000	2.55	$3.63	-	-
$3.91	167,562	0.68	$3.91	167,562	3.91
$4.34	143,000	2.22	$4.34	35,750	4.34
$5.35	180,000	0.11	$5.35	180,000	5.35
$5.40	184,000	0.43	$5.40	184,000	5.40
$5.58	30,000	2.65	$5.58	-	-
$0.66 - 5.58	7,526,120	1.89	$1.88	4,656,606	$1.73

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Subsequent to June 30, 2017, a total of 91,731 options with exercise prices ranging from CAD$0.66 to CAD$1.43 were exercised for proceeds of $54.

(c)	Cash dividends declared

During the three months ended June 30, 2017, dividends of $1,679 (for three months ended June 30, 2016 - $nil) were declared and paid.

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	June 30, 2017	March 31, 2017
Change in fair value on equity investments designated as FVTOCI	$(38,080)	$(37,886)
Share of other comprehensive loss in associate	(203)	(198)
Currency translation adjustment	(6,939)	(12,335)
Balance, end of the period	$(45,222)	$(50,419)

The unrealized loss on equity investments designated as FVTOCI, share of other comprehensive loss in associate and currency translation adjustment are net of tax of $nil for all periods presented.

9.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2016	$51,596	$4,231	$4,197	$(3,082)	$(3,921)	$53,021
Share of net income (loss)	11,247	756	(340)	186	(25)	11,824
Share of other comprehensive income (loss)	(2,703)	(141)	(193)	48	48	(2,941)
Distributions	(6,328)	(762)	-	-	-	(7,090)
Balance, March 31, 2017	$53,812	$4,084	$3,664	$(2,848)	$(3,898)	$54,814
Share of net income (loss)	2,285	287	(55)	77	(17)	2,577
Share of other comprehensive income (loss)	731	78	34	(8)	(12)	823
Balance, June 30, 2017	$56,828	$4,449	$3,643	$(2,779)	$(3,927)	$58,214

As at June 30, 2017, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”) is the 17.5% equity interest holder of Henan Found. During the three months ended June 30, 2017, Henan Found paid dividends of $3,804 that was declared and accrued in the prior year to Henan Non-ferrous (three months ended June 30, 2016 –$nil).

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the three months ended June 30, 2017, Henan Found paid dividends of $1,087 that was declared and accrued in the prior year to Henan Xinxiangrong (three months ended June 30, 2016 – $nil).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties	June 30, 2017	March 31, 2017
NUAG	$37	$92

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three months ended June 30, 2017, the Company recovered $110 (three months ended June 30, 2016 - $38) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

Transactions with related parties are made on terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

11.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended June 30,
General and administrative	2017	2016
Office and administrative expenses	$1,208	$1,420
Amortization and depreciation	280	357
Salaries and benefits	2,192	1,619
Share-based compensation	403	243
Professional fees	487	746
	$4,570	$4,385

12.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended June 30,
	2017	2016
Government fees	$255	$1,054
Other taxes	586	641
	$841	$1,695

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30,
Finance income	2017	2016
Interest income	$574	$431

	Three months ended June 30,
Finance costs	2017	2016
Interest on mine right fee	$-	$108
Interest on bank loan	-	51
Unwinding of discount of environmental rehabilitation provision	105	105
	$105	$264

14.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended June 30,
Income tax expense	2017	2016
Current	$3,227	$712
Deferred	794	2,088
	$4,021	$2,800

15.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at June 30, 2017 and March 31, 2017 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$74,300	$-	$-	$74,300
Investments in publicly traded companies	5,520	-	-	5,520

	Fair value as at March 31, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$73,003	$-	$-	$73,003
Investments in publicly traded companies	1,207	-	-	1,207

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2017 and March 31, 2017, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during the three months ended June 30, 2017 and 2016.

(a) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2017				March 31, 2017
	Within a year	2-3 years	4-5 years	Total	Total
Accounts payable and accrued liabilities	$26,383	$-	$-	$26,383	$30,374

(b) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	June 30, 2017	March 31, 2017
Financial assets denominated in U.S. Dollars	$48,279	$29,093
Financial assets denominated in Chinese RMB	$1	$7,115

As at June 30, 2017, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $4.8 million.

(c) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at June 30, 2017, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

(d) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at June 30, 2017 is considered to be immaterial. There were no amounts in receivables which were past due at June 30, 2017 (at March 31, 2017 - $nil) for which no provision is recognized.

(e) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2017, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.55 million.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and BVI's holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

(a)	Segmented information for assets and liabilities are as follows:

June 30, 2017
	Mining				Administrative
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total

Current assets	$57,418	$1,789	$5,977	$530	$754	$50,460	$116,928
Plant and equipment	43,641	4,790	15,883	-	1,079	143	65,536
Mineral rights and properties	175,674	6,965	28,779	-	-	-	211,418
Investment in an associate	-	-	-	-	-	8,486	8,486
Other investments	-	-	-	4,422	-	1,098	5,520
Reclamation deposits	4,983	-	148	-	-	8	5,139
Long-term prepaids and deposits	315	100	329	124	-	-	868
Total assets	$282,031	$13,644	$51,116	$5,076	$1,833	$60,195	$413,895

Current liabilities	$25,195	$1,395	$4,168	$2,868	$154	$2,495	$36,275
Mine right fee payable	-	-	-	-	-	-	-
Deferred income tax liabilities	28,061	877	-	-	-	-	28,938
Environmental rehabilitation	10,435	941	833	277	-	-	12,486
Total liabilities	$63,691	$3,213	$5,001	$3,145	$154	$2,495	$77,699

March 31, 2017
	Mining				Administrative
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total

Current assets	$64,298	$1,869	$4,796	$523	$823	$38,523	$110,832
Plant and equipment	43,297	4,832	15,915	-	1,081	76	65,201
Mineral rights and properties	170,690	6,855	28,655	-	-	-	206,200
Investment in an associate	-	-	-	-	-	8,517	8,517
Other investments	-	-	-	-	-	1,207	1,207
Reclamation deposits	4,901	-	145	-	-	8	5,054
Long-term prepaids and deposits	432	99	306	122	-	-	959
Total assets	$283,618	$13,655	$49,817	$645	$1,904	$48,331	$397,970

Current liabilities	$29,951	$1,425	$3,860	$2,959	$184	$1,778	$40,157
Mine right fee payable	-	-	-	-	-	-	-
Deferred income tax liabilities	26,846	846	-	-	-	-	27,692
Environmental rehabilitation	10,183	918	813	272	-	-	12,186
Total liabilities	$66,980	$3,189	$4,673	$3,231	$184	$1,778	$80,035

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)Segmented information for operating results are as follows:

Three months ended June 30, 2017
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$31,757	$-	$7,940	$-	$-	$-	$39,697
Cost of sales	(14,123)	-	(5,569)	-	-	-	(19,692)
Gross profit	17,634	-	2,371	-	-	-	20,005

Operating (expenses) income	(2,014)	(148)	(662)	4,249	(262)	(4,102)	(2,939)
Finance items, net	(12)	(19)	(3)	(1)	64	440	469
Income tax expenses	(4,004)	(17)	-	-	-	-	(4,021)
Net income (loss)	$11,604	$(184)	$1,706	$4,248	$(198)	$(3,662)	$13,514

Attributable to:
Equity holders of the Company	9,032	(129)	1,629	4,265	(198)	(3,662)	10,937
Non-controlling interests	2,572	(55)	77	(17)	-	-	2,577
Net income (loss)	$11,604	$(184)	$1,706	$4,248	$(198)	$(3,662)	$13,514

(1) Hunan's BYP project was placed on care and maintenance in August 2014;

Three months ended June 30, 2016
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$30,672	$-	$4,599	$-	$-	$-	$35,271
Cost of sales	(15,714)	-	(3,813)	-	-	-	(19,527)
Gross profit	14,958	-	786	-	-	-	15,744

Operating expenses	(3,339)	(242)	(634)	(35)	(398)	(1,762)	(6,410)
Impairment loss	-	-	-	-	-	(181)	(181)
Finance items, net	(82)	(8)	4	(2)	75	180	167
Income tax (expenses) recovery	(2,893)	94	-	-	(1)	-	(2,800)
Net income (loss)	$8,644	$(156)	$156	$(37)	$(324)	$(1,763)	$6,520

Attributable to:
Equity holders of the Company	6,741	(109)	158	(29)	(324)	(1,763)	4,674
Non-controlling interests	1,903	(47)	(2)	(8)	-	-	1,846
Net income (loss)	$8,644	$(156)	$156	$(37)	$(324)	$(1,763)	$6,520

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the three and nine months ended June 30, 2017 and 2016 was all earned in China and is comprised of:

	Three months ended June 30, 2017
	Henan Luoning	Guangdong	Total
Silver (Ag)	$18,204	$1,979	$20,183
Gold (Au)	959	-	959
Lead (Pb)	11,647	1,801	13,448
Zinc (Zn)	739	3,942	4,681
Other	208	218	426
	$31,757	$7,940	$39,697

	Three months ended June 30, 2016
	Henan Luoning	Guangdong	Total
Silver (Ag)	$19,366	$1,471	$20,837
Gold (Au)	872	-	872
Lead (Pb)	9,381	1,112	10,493
Zinc (Zn)	1,053	1,906	2,959
Other	-	110	110
	$30,672	$4,599	$35,271

(d)	Major customers

For the three months ended June 30, 2017, three major customers (three months ended June 30, 2016 -three) accounted for 12% to 35%, (three months ended June 30, 2016 - 14% to 50%) and collectively 78% (three months ended June 30, 2016 - 78%) of the total sales of the Company.

17.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$3,791	$707	$3,084	$-
Commitments	$6,418	$-	$-	$6,418

As of June 30, 2017, the Company has two office rental agreements totaling $3,791 for the next five years and commitments of $6,418 related to the GC property. During the three months ended June 30, 2017, the Company incurred rental expenses of $158 (three months ended June 30, 2016 - $152), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP mine. A trial was heard in March 2017 but a court decision has not yet been made. The carrying value of XHP mine was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million).
  SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was not paid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The court order demands HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the court order. This case is currently under appeal. A trial was heard in April 2017 but a court decision has not yet been made. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2017 and for three months ended June 30, 2017 and 2016
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2017	March 31, 2017
Cash on hand and at bank	$57,031	$39,243
Bank term deposits and GICs	17,269	33,760
Total cash and cash equivalents	$74,300	$73,003

Changes in non-cash operating working capital:	Three Months Ended June 30,
	2017	2016
Trade and other receivables	$68	$(76)
Inventories	(399)	(106)
Prepaids and deposits	97	(593)
Accounts payable and accrued liabilities	1,486	3,691
Deposits received	836	1,893
Due to related parties	56	(83)
	$2,144	$4,726